Exhibit 23.4

Consent of Independent Auditor

First American International Corp.

Brooklyn, New York

We hereby consent to the use in the Proxy Statement/Prospectus constituting a part of this Registration Statement on Form S-4 of RBB Bancorp of our report dated March 9, 2018, relating to the consolidated financial statements of First American International Corp., which is contained in that Proxy Statement/Prospectus.

We also consent to the reference to us under the caption “Experts” in the Proxy Statement/Prospectus.

/s/ BDO USA, LLP

BDO USA, LLP

New York, New York

July 23, 2018

BDO USA, LLP, a Delaware limited liability partnership, is the U.S. member of BDO International Limited, a UK company limited by guarantee, and forms part of the international BDO network of independent member firms.

BDO is the brand name for the BDO network and for each of the BDO Member Firms.